# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3115 MERRYFIELD ROW, SUITE 120, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 49,868,571; sole dispositive power 0; shared dispositive power 49,868,571; aggregate amount beneficially owned 49,868,571 (9.99% of the class)
  Comment: The amounts reflected in Rows 5-9 include (a) 39,504,484 shares of Common Stock, (b) 9,102,055 shares of Common Stock issuable upon exercise of warrants currently exercisable, and (c) 1,262,032 shares of Common Stock issuable upon conversion of convertible notes.
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 49,868,571; sole dispositive power 0; shared dispositive power 49,868,571; aggregate amount beneficially owned 49,868,571 (9.99% of the class)
  Comment: The amounts reflected in Rows 5-9 include (a) 39,504,484 shares of Common Stock, (b) 9,102,055 shares of Common Stock issuable upon exercise of warrants currently exercisable, and (c) 1,262,032 shares of Common Stock issuable upon conversion of convertible notes.
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 49,868,571; sole dispositive power 0; shared dispositive power 49,868,571; aggregate amount beneficially owned 49,868,571 (9.99% of the class)
  Comment: The amounts reflected in Rows 5-9 include (a) 39,504,484 shares of Common Stock, (b) 9,102,055 shares of Common Stock issuable upon exercise of warrants currently exercisable, and (c) 1,262,032 shares of Common Stock issuable upon conversion of convertible notes.

## Item 1. Issuer
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices:
3115 MERRYFIELD ROW, SUITE 120, SAN DIEGO, CALIFORNIA
92121

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 11, 2026, 683 Capital Partners, LP beneficially owned (a) 49,868,571 shares of Common Stock, (b) warrants to purchase 9,102,055 shares of Common Stock which are currently exercisable, and (c) 1,262,032 shares issuable upon conversion of convertible notes.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the (a) 49,868,571 shares of Common Stock, (b) warrants to purchase 9,102,055 shares of Common Stock which are currently exercisable, and (c) 1,262,032 shares issuable upon conversion of convertible notes beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the (a) 49,868,571 shares of Common Stock, (b) warrants to purchase 9,102,055 shares of Common Stock which are currently exercisable, and (c) 1,262,032 shares issuable upon conversion of convertible notes beneficially owned by 683 Capital Partners, LP. beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 488,846,722 shares of common stock ($0.0001 par value) outstanding as of June 5, 2026, as disclosed in the Issuer's Form DEF 14A filed on June 9, 2026, plus (a) 9,102,055 shares of Common Stock issuable upon exercise of currently exercisable warrants and (b) 1,262,032 shares issuable upon conversion of convertible notes, but excludes shares of Common Stock issuable upon conversion of convertible notes in excess of the 9.99% beneficial ownership limitation contained in the indenture governing such notes.

As of June 11, 2026, the Reporting Persons may be deemed to have beneficially owned approximately 9.99% of the outstanding Common Shares.
Percent of class: 9.99
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock, par value $0.0001 per share, of Gossamer Bio, Inc. dated as of June 11, 2026 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Dated: June 11, 2026

683 CAPITAL MANAGEMENT, LLC

By: /s/ Ari Zweiman
Ari Zweiman,
Managing Member

683 CAPITAL PARTNERS, LP

By: /s/ Ari Zweiman
Ari Zweiman,
Authorized Person

/s/ Ari Zweiman
Ari Zweiman

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (06/11/2026)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (06/11/2026)
- Ari Zweiman: Ari Zweiman, Self (06/11/2026)